

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Mark Walsh
Chief Executive Officer
Savers Value Village, Inc.
11400 S.E. 6th Street, Suite 125
Bellevue, WA 98004

  Re: Savers Value Village, Inc.
    Amendment No. 5 to Registration Statement on Form S-1
    Filed November 10, 2022
    File No. 333-261850

Dear Mark Walsh:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form S-1 Filed November 10, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cash Flows
Comparison of nine months ended October 1, 2022 (Successor) and nine months ended October 2, 2021 (Successor)
Cash Provided by Operating Activities, page 121

1. Your disclosure appears to focus on how the reported amount of cash flow of operating activities was derived for each period. Your disclosure should provide a comparative analysis of changes in the reported amount of operating cash flow from period to period. Refer to the introductory paragraph of Item 303(b) of Regulation S-K for guidance regarding material changes from period to period. Accordingly, please revise to discuss why operating cash flow decreased from nearly $146 million in the prior year period to

nearly $118 million in the current year period. Also, discuss whether you expect a lower level of operating cash flow to continue and why. Refer to Item 303(b)(1)(i) of Regulation S-K regarding any known trend information.

You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer Lopez Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence G. Wee